                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                              ---------------------
                                   Form 10-SB
                               (Amendment No. 5)
                              ---------------------


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Powersource Corporation
                 (Name of Small Business Issuer in its charter)

                              ---------------------

         Nevada                                          61-1180504
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



3660 Wilshire Boulevard, Suite 1104
Los Angeles, California                                          90010
(Address of principal executive office)                       (Zip Code)

                                 (213) 383-4443
                         (Registrant's Telephone Number)



           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares

===============================================================================

                                     Part I.

                          ITEM 1.  BUSINESS

GENERAL
-------

Powersource Corporation (the "Company" or "Powersource") is a Nevada corporation formed in 1990 under the name American Gas Corporation. In 1992, Kensington International Holding Corporation ("Kensington"), a fully reporting Company, acquired American Gas Corporation. Subsequently in May 1998,American Gas Corporation reorganized and changed its name to Powersource Corporation. From its inception until February 1998, the Company operated as an energy provider in the Midwest. In 1998, the Company relocated to California to take advantage of California Assembly Bill 1890 which permits California residents and businesses to choose their utility suppliers. The Bill opened the market through deregulation. Such market is potentially a 20 billion dollar market in which the Company intends to compete.

Powersource is a registered electric service provider (registration # 1237) with the California Public Utilities Commission ("PUC"). The Company has also satisfied the necessary criteria to be a Registered Renewable Provider (registration #CEC-91237). As a result, the Company is eligible to receive funding from the Renewable Technology Program. On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transactions Marketer (docket #ER98-3052-000), which automatically became effective on August 14, 1998. When filing documents with the Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, pursuant to delegated authority, the Director, Division of Applications, Office of Electric Power Regulation, granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

Power marketers whose rates are registered with the Commission are considered to be "Public Utilities" under the Federal Power Act. As such, the Company, at all times, must fully comply with a number of regulations governing all Public Utilities.

Currently, only the State of California licenses and permits sales of power by independent providers other than utilities. By being licensed at the federal level, as well as with the California PUC, Powersource is positioned eventually to sell power in states other than California if those states adopt deregulation legislation. Furthermore, Powersource can purchase power from sources in any jurisdiction. With the defeat of Proposition 9 in California in November 1998, energy deregulation and the related opportunities remain intact.

Powersource intends to act as an energy aggregator. Energy aggregators provide individuals and businesses the opportunity to pool together into a common buying group creating larger, more economical purchases of energy. The Company intends to market its energy aggregation service to various types of organizations, including business associations, membership retailers, homeowners associations, chambers of commerce, churches, municipalities, cause-related groups, and other non-profit organizations. Powersource also intends to promote environmentally friendly, renewable energy sources such as wind and solar power. Assuming energy deregulation evolves nationwide, with this group buying approach, Powersource anticipates that it will have an opportunity to earn profits initially from operations in California, and eventually throughout the United States.


PRINCIPAL PRODUCTS AND SERVICES
-------------------------------

To date, the Company has devoted substantially all of its efforts and resources to its development as a power marketer. The Company plans to attract customers by improving electricity consumption costs. Under current regulation, most customer rates are based on average embedded costs. As a result, customers generally receive a single, high level of service reliability and are charged the same rate for service throughout each billing period regardless of the actual cost to the utility provider. Accordingly, consumers cannot control their electricity costs by varying the times during which they use electricity and the reliability of service they desire. In response to this problem, the Company plans to offer customers an alternative pricing structure which will save consumer money on their electric bills.

The Company plans to decrease the generation portion of its average customer's bill for the first few years of service. In addition, the Company has identified strategic suppliers that can achieve a cost savings of 7% to 10% in the form of reduced energy consumption through the use of new electrical equipment which provides increased efficiency.

Powersource is also aggressively seeking related business niches intended to deliver the Company higher profit margin opportunities. At this time, the Company is not engaged in any negotiations, preliminary agreements or understandings with any other Company in pursuit of this goal. However, The Company has identified the following as possible business opportunities:

1. Physical Load Aggregation Physical Load Aggregation permits commercial customers in close proximity to each other (within shopping centers, industrial parks, strip malls, and other business centers) to combine their load requirements under a single electric meter on a lower-cost rate schedule from the host utility provider. Optimum configurations for this type of physical load aggregation yield gross profit potentials significantly above those available through the marketing of only low-cost bulk energy supplies.

2. Selective Use of "Active" Demand Management Systems - The market-based pricing model adopted in California places a premium on the ability to control or displace energy consumption during certain peak periods. This market-based model will also likely be adopted in other states. The new volatility in energy prices caused by market forces significantly improves the economics of devices or energy management systems. Significant savings are possible by controlling usage during times when the cost of power is 300% to 500% more expensive than the average annual price. Powersource intends to utilize these systems to lower costs by passing on fifty percent (50%) of the increased savings directly to the customer.

The Company also intends to expand its product line. Future products the Company is currently considering include the packaging of energy and telecommunications services. Powersource may also expand its additional marketing of power and other services available to consumers to include the following:

A. Time-of-Use and Real-Time Pricing: Communication linkages can be used to send out variable price signals or schedule time periods when low, moderate, or high price levels will be in effect. The Company could utilize automated energy management systems that implement predetermined consumer preferences regarding tradeoffs between cost, comfort or convenience to receive and respond to such price signals.

B. Customer-Influenced Load Management: Utilities can determine the effects of load management at a customer site via two-way communications. The Company may offer load control services that include a customer override option which would effect the customer's billing.

C. Energy Information Services: The Company may use communication and information management systems to provide customers with an array of energy information services. These systems allow customers to receive continuously updated details of monthly energy use by certain major appliances or by certain pricing categories. They also enable customers to compare the energy use by appliances and other categories during current and prior billing periods. Projections of monthly electricity bills based on partial monthly data can be compared with actual energy use. This information will enable the energy customer to estimate energy cost impacts and potential efficiency improvements.


CURRENT ACTIVITIES AND NECESSARY MATERIAL EVENTS
------------------------------------------------

Powersource is currently transferring customers that have accepted the Company as their new energy provider. Approximately 1,000 customers have now completed the transfer process to move from their existing electric utility to the services offered by Powersource. This conversion rate was accomplished during a testing phase conducted by the Company's five major telemarketing organizations using a limited number of agents. The ability to obtain the number of customers necessary to make the Company profitable over a long term is dependent on the continued success of the marketing efforts. The Company's cost break-even point is estimated at approximately 5,000 customers. Powersource's ability to realize revenue is dependent upon successful implementation of the following steps:

1. Secure a line of credit for purchasing power -- Powersource has been successful in obtaining sufficient financing in order to conduct a full - scale business. Powersource has entered into a secured $3,000,000 financing agreement with Prestige Capital Corporation. Prestige Capital Corporation specializes in the lending businesses funds against accounts receivable. This agreement was signed on October 12, 1999, and is provided as an exhibit in Item 22(2a). In addition, Powersource has successfully obtained a surety bond needed to satisfy the automated power exchange requirements for purchasing power in California. A bond for $150,000 was obtained from Frontier Pacific Insurance Company on September 9, 1999. The surety bond agreement is provided in part II, Item 22(2b).

2. Test the billing and collection systems with the utility distribution companies (UDCS) -- Powersource is testing billing and collection mechanisms in order to use the UDCS for collection services. While these software services are provided by an experienced vendor, until actual payments start to accumulate in a Powersource bank account some uncertainty remains that this system will work properly and may create delays in payments to Powersource.

3. Prepare for update of a new electronic data interface (EDI) protocol -- in order to standardize the transfer of electronic information between electric service providers (ESPS) and the UDCS, an update in protocols has been coordinated between all parties for approximately a six-month period. A full testing schedule will be required before the conversion of the existing system to the new system. The vendors used by Powersource have been active in these activities since their inception. Nevertheless, changes of this type have the potential to disrupt operations by unexpected problems and may cause the potential for a delay of payments due to Powersource.

4. Maintain continued expansion of marketing activities - Powersource now has five telemarketing organizations under contract, one firm that uses door-to-door sales personnel, and one firm specializing in "affinity" marketing to large non-profit associations. These independent sales groups need to meet the current sales projections anticipated by Powersource, until sales are actually achieved there is a risk of not obtaining these goals.

5. Continue influx of investor funds to fuel expansion -- new customer growth is dependent on obtaining investor funds to pay the up-front commissions demanded by marketers. The availability of these funds is uncertain and dependent on general economic conditions of the financial markets and on the specific continued economic interest of investors in Powersource.

On or about February 24, 2000 the Company signed a Memorandum of Understanding ("MOU") with North Star Enterprises, LLC, a California limited liability company with certain material binding provisions and certain provisions the Company believes are non-binding. Under the terms of the memorandum of understanding, the parties agreed to negotiate toward a definitive agreement whereby North Star would receive a certain percentage of the Company's stock in return for assuming the operating costs and liabilities of the Company. The parties further agreed that North Star would provide assistance in the development of the Company's client base in return for increased equity in the Company and 50.1% of the voting power of the Company's common stock. Such increased equity given to North Star will be dependent upon certain milestones to be further negotiated and agreed to by the parties. The Company's board of directors has approved the transaction and will be seeking the requisite shareholder approval according to the requirements of the Company's articles of incorporation, bylaws and pursuant to Nevada law.

INDUSTRY
--------

The restructuring of the electric utility industry in California allows electric service providers like Powersource to provide its customers with power derived only from resources that are less harmful to the environment and renewable in nature. The use of these resources helps clean up California's air, reduces greenhouse emissions and supports in-state energy industries. The California Energy Commission selects the specific resources that comply with these environmental standards. This agency has determined that the following resources should be included in the renewable category: biomass, digester gas, geothermal, small hydro, landfill gas, municipal solid waste, photovoltaic, solar thermal, waste tire, and wind. By purchasing from this group of energy resources, Powersource is able to participate, along with 14 other companies, in a $75 million plus pool set aside for discounts to customers using green energy.

POSSIBLE ENERGY SOURCE ACQUISITION
----------------------------------

In the second quarter of 1999, Powersource was evaluating a possible acquisition of a renewable energy source in a form of a wind turbine project. The Company engaged in a standard due diligence and negotiations process, which was subsequently terminated in the proposal stage, prior to reaching any satisfactory understandings or agreements of any nature with the selling party. Currently, the Company is not engaged in any negotiations related to an acquisition or merger of the above mentioned or any other renewable energy source.

OTHER POSSIBLE M&A TRANSACTIONS
-------------------------------

The Company has maintained operations for the past eleven years and can withstand operations, on a stand alone basis, indefinitely. However, there is substantial doubt as to the Company's ability to continue as a going concern. Additionally, there is nothing preventing the Company in its articles of incorporation or bylaws from merging with another entity or being acquired by another entity. To achieve market penetration and the goals of its business plan, the Company has explored potential business combinations.

On or about February 24, 2000 the Company signed a Memorandum of Understanding ("MOU") with North Star Enterprises, LLC, a California limited liability company with certain material binding provisions and certain provisions the Company believes are non-binding. Under the terms of the memorandum of understanding, the parties agreed to negotiate toward a definitive agreement whereby North Star would receive a certain percentage of the Company's stock in return for assuming the operating costs and liabilities of the Company. The parties further agreed that North Star would provide assistance in the development of the Company's client base in return for increased equity in the Company and 50.1% of the voting power of the Company's common stock. Such increased equity given to North Star will be dependent upon certain milestones to be further negotiated and agreed to by the parties. The Company's board of directors has approved the transaction and will be seeking the requisite shareholder approval according to the requirements of the Company's articles of incorporation, bylaws and pursuant to Nevada law.

LOAN FINANCING
--------------

As the need arises in the future, the Company intends to borrow funds and use the proceeds therefrom to make payments to the Company's promoters, management or their affiliates or associates.

The primary sources of the Company's revenues are expected to be from the resale of energy purchased on a wholesale basis, from the sale of other services such as telecommunications services, and from the sale of territories to independent affiliated and unaffiliated marketing companies. In the future, the Company may repurchase marketing territories from affiliated marketing companies through exchange offers pursuant to which the Company would exchange shares of its Common Stock for the outstanding securities of the marketing companies.

CITY OF SANTA MONICA BID DECLINED
---------------------------------

In December 1998, in response to the City of Santa Monica's request for qualifications and proposals, Powersource submitted a proposal to become the procurement agent for Santa Monica's energy. The proposal included the development and implementation of an energy efficiency planning program for the City and its constituents, the purchase of power from renewable sources, and the installation of distributed solar power within the city. The Company presented the proposal as part of a vendor team, which included the solar utility Company, Gottfried Technologies, Princeton Development Corporation, and Flack & Kurtz Engineers. The City of Santa Monica has recently made a selection of its energy consulting firm in response to multiple proposals it has received. The decision favored a competing party unaffiliated with Powersource, and as a result the Company is no longer involved in this project.

FINANCING EFFORTS  PRIVATE PLACEMENTS OF COMMON STOCK
-------------------------------------------------------

As stated in general section of paragraph 1, section 1 of this Form 10-SB filing, Powersource has obtained funding it believes to be sufficient for the purchase of power necessary to operate it resale business for approximately 12 months from the date of this filing. However, the Company does not have adequate capital to implement its marketing program as planned. At this time Company has acquired over 1800 new customers, of which approximately 1000 of are already using Powersource as their power supplier. Powersource needs to acquire and convert approximately 5000 customers in order to achieve profitability.

1. Private Placement. The Company sold Common Stock through the use of a Private Placement Offering Memorandum ("PPOM") pursuant to Rule 506 of the Securities Act 1933, as amended, to raise up to $5,000,000 in capital (the "Offering"). Under the terms of the PPOM, the Company offered 1,000 units consisting of an aggregate of 2,000,000 shares of Common Stock and 1,000,000 Common Stock purchase warrants. Each unit consists of 2,000 shares of Common Stock at $2.50 per share and 1,000 Class B warrants exercisable at $3.50 per Share at any time until December 31,1999.

In January 1999, the underwriting agreement with Nexcore Capital was terminated. The Company subsequently extended the term of the private placement and resumed the Offering commencing on February 5, 1999. In September 1999. the Company signed an underwriting agreement with RH Investment Corporation, included as an
Exhibit in Item 22(4).

On December 31, 1999, the Offering was terminated. The Offering ultimately resulted in the sale of 40,400 shares of common stock of the Company, thereby raising $101,000 in proceeds to the Company. A copy of the PPOM is provided as an exhibit in item 22(5).

On June 18, 1998 Powersource filed a statement with the National Association of Securities Dealers, Inc., ("NASD") pursuant to Rule 15c2-11 to become a public non-reporting Company on the NASD's OTC Bulletin Board. The OTC Compliance Unit responded by notifying the Company that pursuant to amendments to NASD Rules 6530 and 6540, effective January 4, 1999, for securities not previously quoted on the NASD's OTC Bulletin Board, the issuer must make current filings with the Securities and Exchange Commission. Accordingly, the Company's securities will not be eligible for trading on the NASD's OTC Bulletin Board until its Form 10SB Registration Statement is declared effective by the Securities and Exchange Commission, and the Company remains current in its reporting requirements. On May 20, 1999, the Company was notified by the NASD that its shares were qualified for trading on a non-quoted basis on the "pink sheets," where the Company's Common Stock is currently trading under the symbol "PSRE".

2. Private Sale Of Stock. Between January 1 and December 31, 1998, approximately 80,000 shares of Powersource Preferred Stock were issued to approximately 270 shareholders of Kensington Company, Inc., a fully reporting Company, which owned 100% of the shares of Powersource's predecessor, American Gas Corporation. The Preferred Stock was issued to Kensington International Holding Company in exchange for oil and gas equipment and other assets, which were appraised at fair market value at the time of exchange of $535,000.

3. Loan Financing. The Company had an unsecured, $67,700, one year, short-term note from Senator Associates Ltd. (the "Senator Note"), dated March 10, 1998. The annual interest rate on the loan is 7%. The agreement with Senator Associates Ltd., is provided in exhibit, Item 22(6). On March, 1, 2000, the Senator Note was converted to common stock of the Company at a rate of $0.35 per common stock share. The balance of the Senator Note at the time of conversion was $67,700.00. As a result, approximately 193,429 common stock shares were issued to Senator Associates Ltd. As repayment of the note.

The articles of incorporation and bylaws of the Company do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, the Company might incur. The more the Company's assets are leveraged, the greater the risk that short-term fluctuations in the Company's operations might have a material adverse affect on the Company's ability to acquire additional financing, when and if required. Typically, the more the Company becomes leveraged, the greater the increase in debt service. Such an increase in debt service could adversely affect the Company's ability to make distributions to its stockholders and result in an increased risk of default on its obligations.

Business loans are typically secured by (1) accounts receivable, and (2) other physical assets of the borrower. In the event of a default on a secured obligation, the Company might lose significant physical assets or contracts vital to the Company's continued operations, which might force the Company into insolvency. The board of directors of the Company will determine policies with respect to financing or refinancing of assets and policies with respect to borrowings by the Company.

REPORTING OBLIGATIONS
---------------------

Disclosure re: the Company's reporting obligations under the Securities Exchange Act of 1934, particularly with regard to the requirement for certified financial statements.

On June 4, 1999, Powersource Corporation ("Company") filed a registration statement on Form 10-SB ("registration statement") with the Securities and Exchange Commission ("SEC"). On June 30, 1999, the Company filed amendment no. 1 to its registration statement on Form 10-SB. Although the SEC still has not cleared all of the comments which have resulted from the review by the SEC of the registration statement and amendment no. 1 thereto, as a result of the nature of the registration statement, the registration statement automatically became effective on or about August 3, 1999, that is, 60 days after filing with the SEC. The Company is now a "reporting issuer", i.e., a public Company, and is required to make certain regular disclosures by filing quarterly, annual and, when appropriate, other reports with the SEC, which must be filed electronically.

Form 10-K is an annual report to the sec which covers substantially all of the information in the 1933 act Form S-1 registration statement, other than information on underwriting and the use of proceeds. The report is due 90 days after the Company's fiscal year end. The form 10-K includes the full audited financial statements for the year under report as well as certain prior financial information. The Company has been declared a fully reporting company by default. Accordingly, the Company was required to file the Form 10-K for its fiscal year 1999 on or before March 31, 2000. However, due to a recent change in accountants as well as a change in corporate counsel, the Company was unable to timely file the Form 10-K. As a result, the Company filed the requisite notice of inability to timely file such Form 10-K on Form 12b-25 with the SEC on April 5, 2000. The Company intends to file the Form 10-K as soon as practicably possible.

Form 10-Q is a quarterly report containing unaudited financial information and, if certain types of nonrecurring events occur during the reporting period (for example, the commencement of significant litigation), these events must be reported on Form 10-Q. This report is due 45 days after the end of each of the first three fiscal quarters. Accordingly, the Company is required to file the Form 10-Q for the quarter ended March 31, 2000. The Company intends to file the Form 10-Q within the requisite time period.

The Company's common stock constitutes a class of equity securities registered pursuant to section 12 of the Securities Exchange Act of 1934 ("Exchange Act"). Accordingly, any officer or director of the Company, or any beneficial owner of more than 10% of the Company's issued and outstanding shares of common stock are now required to report their transactions involving the Company's equity securities to the SEC on Forms 3, 4 and 5. To date, some of the officers and directors are late in these filings. However, each officer and director intends to fully comply with these requirements.

Additionally, certain provisions of the exchange act, commonly referred to as the "Williams Act", deal generally with tender offers. The "Williams Act" is actually a series of amendments to the Exchange Act, principally sections 13 (d) and (e), which impose certain disclosure obligations on persons who beneficially own more than 5 % of a class of equity security registered pursuant to section 12 of the Exchange Act, and sections 14(d) and (e), which relate to tender offers for a class of registered securities, if the person making the tender offer would be a beneficial owner of more than 5% of that class of stock after consummation of the tender offer. These provisions also provide the SEC with power to regulate purchases of the Company's securities by the Company and its control persons.

There are elaborate and extensive rules and disclosure forms promulgated pursuant to these provisions. All 5% shareholders are required to file initial reports pursuant to these provisions on schedule 13d. Follow-up reports will be required promptly to specify any material change in shareholdings. Those persons who are already 5% shareholders must file a Schedule 13g forty-five days after the first calendar year end when they become subject to the Williams Act reporting requirements. Additional filings on schedule 13g are due on each succeeding February 14 if there has been a change in the reported information during the year. Material changes in shareholdings in the interim period will trigger additional schedule 13d filing requirements.

MARKETING MATERIALS
-------------------

In its search for business opportunities, Powersource intends to use the Company's standard promotional material, including full-color marketing brochures, an internet website, information contained in a sales training manual, and a future public/investor relations packet. The Company currently uses two (2) websites, mypower.com and energyguide.com, as a method of advertising its products and services. At this time the Company has no plans to use the newspaper or other types of print mediums as a method of advertising.


PUBLIC NEWS COVERAGE
--------------------

The Company is not aware of any independent news articles, which may have been published concerning the Company and its business and services in the last six months. However, the Company released 2 press releases on July 1, 1999 and August 10, 1999, copies of which are provided in Part II, Item 3 and 3(a), respectively.


DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES
-------------------------------------------------

GENERAL. The Company has commenced direct marketing of energy services to consumers. The Company has two primary methods for expanding its sales force:
(1) direct, fully commissioned sales personnel that operate exclusively for Powersource under a Sales Consultant Agreement, and (2) outside sales organizations which carry the Powersource energy package as an exclusive energy option for its customers and abide by the terms of a Master Agent Agreement.

The Company instructs its sales force to market Powersource products and services through key contacts with "decision makers" in small-to-medium sized businesses. Sales are also promoted through the use of joint ventures, endorsements, cooperative agreements, and affinity programs. The Company also intends to advertise its services via commercials on radio, network television, infomercials on cable television and print advertisements in magazines, newspapers, and billboards. The Company may also advertise through telemarketing, facsimile broadcasts, teleconferencing symposiums, and direct mail. The Company maintains and intends to strengthen its Internet presence through its website, www.mypower.com.

The Company plans to use a platform for value-added services such as home energy management, home security applications, and wireless telecommunications, to market its power to residential and commercial users. Itron Company conducted research through ten focus groups and a nationwide survey. The focus groups were carried out in five geographic locations. Participants, who included 99 homeowners with annual household incomes of $35,000 or more, were asked about their understanding of the changing picture of utility regulation, the risks involved in switching to new electricity suppliers, and the value of home security and home energy management offerings. The primary objective of the focus groups was to try to determine whether the bundling of electricity with value-added services would help utilities retain customers in a competitive market.

Hypotheses derived from the analysis of focus-group responses were then tested through a nationwide telephone survey of adults in 1,000 households randomly selected. Survey participants were asked about the likelihood of their switching electricity providers and about their interest in receiving home energy management and home security services from their utility providers. Survey data indicates that a significant market for home security and home energy management services exists and that electric utilities that bundle these services are likely to retain almost 50 percent of customers who otherwise would have chosen other providers with the implementation of customer choice.

Delivering Energy and Services to Supermarkets and Grocery Stores. Grocery stores and supermarkets represent one of the largest and most important customer segments in the energy services marketplace. There are approximately 127,000 grocery stores and supermarkets in the United States, with combined annual sales of over $425 billion. After labor costs, energy expenditures are the leading operating expense for most supermarkets and grocery stores. These facilities are highly attractive customers for electricity providers because typical electric usage measures 30 to 50 kWh per square foot per year, and average summer load factors are typically 70 to 90 percent-among the highest in the entire commercial sector. The Company intends to target supermarkets and grocery stores.

Delivering Energy and Services to Schools and Universities. Schools and universities continually struggle with tight budgets and inefficient, aging facilities that are costly to operate and maintain. These constraints create an opportunity for utilities and others to forge long-term partnerships with educational institutions to solve their infrastructure and energy challenges. Educational institutions in the United States and Canada pay more than $7 billion per year for energy, and face over $170 billion in capital renewal deferred maintenance. An organization representing 350 public school districts and colleges in California has already negotiated gas procurement for its members and has issued a Request For Proposal ("RFP") to supply 400 MW of electricity to its members. The Company intends to forge alliances with schools and universities to take advantage of this market.

Delivering Energy and Services to Semiconductor and Related High-Tech Industries. Makers of semiconductor chips and thin-film products like hard disks, floppy disks, and other mass-storage media have entered a period of rapid growth and change. These high-tech manufacturing facilities require significant use of expensive, power-sensitive, and energy-intensive clean rooms. The current construction and retooling boom in this sector creates a window of opportunity for energy service providers to capitalize on efficiency and energy service improvements as part of a long-term strategy. Global sales in semiconductors are projected to increase from $129 billion in 1998 to about $1 trillion by 2005. Electricity represents nearly 40 percent of the operating expense of most high-tech manufacturing facilities, a cost that is expected to grow as production standards change. Accordingly, the Company anticipates that these types of companies will be a future source of revenue for the Company.

MARKET INFORMATION SOURCES
--------------------------

The Company's management based its beliefs as to the nature and extent of the Company's proposed energy markets, opportunities, and the growth of the industry, on information published and disseminated by prominent industry trade groups such as (1) Itron Company (2) the California Energy Commission and (3) Edison Electrical Institute. Itron, the California Energy Commission, and Edison Electrical Institute are all global leaders in data collection and management. Itron Company conducted research through 10 focus groups and a nationwide survey. This information has bean gathered from Itron press releases published in 1997. Itron press release archive area contains the data of Itron press releases that have been released during the past year only.


CURRENT MARKETING ACTIVITIES
----------------------------

The Company's current business operations are concentrating on securing new residential and small commercial accounts, completing the billing and collection systems with the UDCS preparing a new EDI protocol and expanding marketing activities. The completion of the Company's short-term goals leading to revenue generation within the next 12 months depends on the Company's ability to raise sufficient funds to implement it's marketing plans.


PROTECTED TERRITORIES - DISTRICTS
---------------------------------

The Company entered into marketing agreements with five limited liability partnerships (the "Partnerships") for eight geographic territories throughout the State of California ("Districts"). Pursuant to these marketing agreements, the Partnerships have agreed to make payments to the Company in consideration for the exclusive right to sell the Company's power in certain geographic territories or Districts. As of the date of this filing, two of the five marketing agreements with the limited liability partnerships have been canceled. The three partnerships are with Energy District 111 LLC, Premier Energy Group LLP, and Paramount Energy Group LLP. The marketing agreements are attached to this Form 10-SB as an exhibit in Part II, Item 9 and 9(a). The sales of all Districts are performed by independent sales agents only. These sales agents are acting on an independent contractor basis for the Company and none of the sales agents are partners, joint venture partners, employees, or franchisors of the Company.

Under the terms of the marketing agreements, each Partnership has agreed to pay a one time fee to the Company of $210,000 for its exclusive right to sell the Company's power in a particular District. The Partnerships have also agreed to utilize its best efforts to obtain customers for the Company's power in those geographic Districts, and to purchase all power for its customers from the Company at the Company's prevailing rates. Several of the Partnerships are in the process of raising capital to finance their individual marketing programs to sell the Company's power. The power is expected to be available for sale as soon as the Company raises sufficient capital to commence purchasing power. There is no assurance that any of the Partnerships will be able to raise adequate capital, to implement their planned marketing programs, to make payments to the Company or otherwise perform their other obligations to the Company under the marketing agreements. In the future, the Company may repurchase these marketing territories from the Partnerships through an exchange offer. (i.e. exchanging shares of the Company's Common Stock for the outstanding limited liability partnership units). If the Company decides to repurchase the marketing territories, the repurchase price for the units may equal 125% or more of the fair market value of the units or the then stock value of the Company at the time of exchange.

The Company intends to replicate its operating model across the nation as other states and utilities ready themselves for deregulation. After California, the marketing focus will be directed towards states where electrical usage costs are between $0.08 and $0.14 per kWh. Potential states include Nevada, New Mexico, Arizona, Texas, the New England states, the Northeast and mid-Atlantic states and Florida. This group represents over $100 billion in electricity charges per year. There are currently more than 40 states at various stages of examining ways to enhance competition in the marketing of electricity. The Company's management believes that these developments and financial considerations indicate that there is a vast market potential for the Company's electricity re-selling services.

STATUS OF PUBLICLY ANNOUNCED NEW PRODUCTS OR SERVICES
-----------------------------------------------------

On December 15, 1998 the Company announced that it had entered the "premium green energy market" in California. The premium green energy market refers to the suppliers of environmentally friendly energy forms such as wind, geothermal and solar power. Accordingly, the Company announced that it will introduce two products, PowerGreen 100 and PowerGreen 25, which qualify as premium green energy. The price, terms and conditions of the PowerGreen 100 and PowerGreen 25 products are fully described in Item 21(4L) to this Form 10-SB filing.

COMPETITION
-----------

The California Public Utilities Commission (CPUC) has licensed almost 300 Electric Service Providers in the State of California including Powersource. The Company estimates that since the market opened in 1998, only 25 ESPs in addition to Powersource remain in full compliance with CPUC mandates. In addition, only 12 companies, including Powersource, are believed to be licensed as Renewable Electric Service Providers in California. The Company's competitors include approximately 15 other established utilities and power providers in the State of California.

The Company's target market can be divided into three major segments:

(1) large industrial customers,
(2) small to medium-sized commercial customers, and
(3) residential customers.

The most competitive market is the large industrial segment. Most of the very large ESPs have targeted industrials as their sole marketing focus. While Powersource intends to target this market, its emphasis is on the small to medium-sized commercial customers. In the small-to-medium market approximately five firms offer direct competition to Powersource. In the residential market, the Company estimates that only 19 ESPs are active. Most of the Company's competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial, technical, and marketing resources than the Company. The Company will also be competing for highly qualified technical and managerial personnel since it must install a sophisticated power purchasing and billing system for its business. There is no assurance that the Company will be able to compete successfully in the power provision business or in recruiting qualified personnel.

PRINCIPAL SUPPLIERS
-------------------

The Company's principal suppliers are lower-cost electrical power suppliers in the Western United States. This region currently has a surplus of low-cost power, which the Company believes will continue for approximately the next four years. Beyond the four year period, new lower-cost power suppliers are expected to become available through new construction. Powersource is currently positioned to secure low-cost bulk supplies through power marketing firms specializing in this area. Power supply contracts are obtained from these low-cost sources as customer loads grow to the levels that permit economic purchases.

When customer electrical load requirements grow to a sufficient level, Powersource expects to issue a Request for Proposal ("RFP") to a small number of well-known highly regarded companies who perform bulk purchasing functions and supply industry services. These companies have strong reputations and market presence in their respective fields. In its RFP, the Company will adhere to its strategy of partnering with industry leaders. Powersource expects to negotiate a highly favorable bulk and service purchasing contract if Powersource's customer base expands sufficiently.

One of Powersource's principal energy suppliers is the Automated Power Exchange
(APX). Through the deregulation of the power industry, all power generators must purchase and sell power from APX in an effort to level the playing field in the energy industry. A copy of the agreement with APX is attached as Item 21(4f) to this registration statement.


DEPENDENCE ON ONE OR A FEW CUSTOMERS
------------------------------------

The Company does not currently depend on one or a few customers. The Company's products and services require a large customer base.

PATENTS, TRADEMARKS AND LICENSES
--------------------------------

On July 13, 1998, the Federal Energy Regulatory Commission licensed the Company as a Wholesale Electric Power & Energy Transaction Marketer/Public Utility Company (docket # ER98-3052-000), which automatically became effective on August 14, 1998. When filling documents with Federal Energy Regulatory Commission, the Company requested a waiver of various Commission regulations. In particular, the Company requested that the Commission grant blanket approval under 18 CFR Part 34 of all future issuances of securities by the Company. On July 10, 1998, the Office of Electric Power Regulation granted the Company's request for blanket approval of issuances of securities effective August 10, 1998.

On December 19, 1997 Powersource was licensed as an Energy Service Provider (license #1237). The Company has also met the necessary criteria to be a Registered Renewable Provider and received its registration from the California Energy Commission on March 23, 1998 (license # CEC-91237). On December 17, 1998, the California Energy Commission approved Powersource as a renewable provider for the product named "PowerGreen - 100" (license # CEC-91237-B). On January 4, 1999, the California Energy Commission approved Powersource as a renewable provider for the product named "PowerGreen - 25" (license # CEC-91237-A). Powersource has not applied for any patents and does not intend to do so in the foreseeable future.

TRADEMARK APPLICATION STATUS
----------------------------

A service mark application filed with the United States Department of Commerce, Patent and Trademark Office on August 2, 1998 was declined on August 24, 1999 due to prior existence of similar names in unrelated industries. The Company is contemplating a new filing under a different name in the near future. The Company has not been issued any registered trademarks for its "Powersource" trade name.

GOVERNMENTAL APPROVAL.
----------------------

Powersource has received all necessary governmental approvals at the federal and state levels necessary to transact business as a Power Marketer and Energy Service Provider.


GOVERNMENT REGULATIONS
----------------------

As a licensed purchaser and reseller of energy, the Company is subject to extensive government regulation from federal and state government agencies. The California Public Utilities Commission ("CUPC") regulates utilities and other purchasers and sellers of power at the state level. To date, the State of California is the only jurisdiction which has substantially deregulated the utility industry. At the federal level, the Federal Energy Regulatory Commission ("FERC") regulates the purchase and sale of energy and power. The Company has received licenses from the CPUC and FERC. However, many of the regulations which customarily apply to traditional Public Utilities have been waived or relaxed for power marketers. As a result, rates are determined by supply and demand.

The Company is also subject to extensive federal, state, and local Government regulation applicable to businesses in general. The trend in governmental regulations on the electric utility industry has consistently moved toward increased levels of competition over the last several years. This trend is evidenced by the following sequence of legislative actions spanning a 20 year period:

The 1978 Federal Public Utilities Regulatory Policies Act required utilities to buy power from unregulated generators. The purpose of this Act was to encourage development of smaller generating facilities and the use of new technologies and alternative fuel sources such as wind, solar, water, and waste to produce electricity.

The 1992 National Energy Policy Act allowed more types of unregulated companies to generate and sell electricity. Like California, other states are exploring opening their electric markets to competition, and now the United States Congress is legislating to make the nation's electric market more competitive.

In May of 1995, after analysis of the changing electricity industry and many hearings around the state, the CPUC proposed a policy to introduce competition into California's electric industry. In December 1995, after additional public comment, the CPUC adopted a final policy and began to transition to a competitive market. In September 1996, AB 1890 was enacted in California. This landmark legislation fundamentally changes California's electric services industry by introducing competition and consumer choice.

On April 24, 1996 the Federal Energy Regulatory Commission issued Order 888 and Order 889 to encourage further wholesale competition. Order 888 addresses the Issues of open access to the transmission network and stranded costs. Order 889 requires utilities to establish electronic systems to share information about available transmission capacity. In addition, as of June 30, 1996, 44 states and the District of Columbia (more than 88 percent of the nation's state regulatory commissions) have started developing programs to encourage retail competition in the electric power market. Legislative proposals on electric power restructuring have been introduced in the United States House of Representatives and the United States Senate.

Beginning March 31, 1998, California consumers from all customer classes (residential, commercial, agricultural, and industrial) are able to buy electricity from either their current utility supplier or another electricity supplier.

Currently there are ten federal legislative bills pending before the 106th Congress that propose various ways to restructure the electric utility industry. Five of these bills are being sponsored in the House of Representatives and the other five are pending Senate Bills. While political attention remains focused on a comprehensive nationwide solution to the restructuring of the electric industry, there remains some level of uncertainty that the ultimate outcome of this legislation will not be beneficial to the business interests of the Company.

RESEARCH AND DEVELOPMENT
------------------------

To date, the Company has spent approximately $20,000 on research and development and the Company estimates that it will spend an additional $30,000 to complete its Management Information Systems ("MIS"). When finished, the Company's MIS is expected to enable all customer service activities, communications with power purchasers and schedulers, and corporate accounting to be effectively combined into a single system. This system will permit the tracking of costs and revenues on an almost real-time basis. Information from this system will allow business efficiency improvements and improved profit potential.

As the Company expands the MIS in the future, the MIS will include billing and collections. Initially the Company plans to use the billing systems of local utility distribution companies. In the future, however, Powersource plans to perform billing, collections, and database management operations internally. The Company believes that, when possible, bills should be prepared and submitted electronically. The use of electronic billing should maximize the Company's collection rate and improve the overall efficiency of billing services.

COMPLIANCE WITH ENVIRONMENTAL LAWS
----------------------------------

The Company is a marketer of electric power and does not assume any of the responsibilities associated with environmental compliance laws or regulations. Powersource may, indirectly, be impacted by the cost of environmental compliance by some of the power plants from which it purchases power, but the Company will retain the ability to seek other power sources such as solar power and renewable energy, if a power source is found to have substantial environmental problems.

EMPLOYEES
---------

Powersource currently has five full time employees. In addition, the Company Retains, on an as needed basis various different consultants and specialized professional support in the areas of legal, financial, and computer operations.

LITIGATION
----------

On February 24, 2000, Keystone Energy Services, Inc., filed a complaint against the Company and its President, E. Douglas Mitchell, individually, in Los Angeles Superior Court alleging: (1) fraud; (2) conversion; (3) negligence; (4) misappropriation of trade secrets; and (5) unfair business practices. Keystone based its fraud claim primarily on alleged misrepresentations made by Mr. Mitchell about his qualifications and expertise in the energy field -- misrepresentations which Keystone alleges caused it employ Mitchell as an energy consultant. Keystone based its conversion claim on its allegation that Mr. Mitchell refused to return Keystone's computer trade secrets, and other proprietary information. Keystone based its negligence claim on its allegation that Mr. Mitchell did not perform the duties that he agreed to undertake on Keystone's behalf with the care required of an expert in the energy field. Keystone brought its claim of misappropriation of trade secrets against both Mitchell and the Company, and Keystone based the claim on its allegation that Mr. Mitchell obtained Keystone trade secrets while working for it and used the information for his personal benefit as well as for the benefit of the Company. Keystone also brought its claim of unfair business practices against both Mr. Mitchell and the company. Keystone based this claim on its allegation that Mr. Mitchell's use of Keystone's confidential and proprietary information while working for the company allowed both defendants to compete unfairly with Keystone in the nationwide power markets. The Company has engaged counsel in regard to this lawsuit and intends to vigorously defend against all of Keystone's claims.


      ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

FORWARD LOOKING CAUTIONARY STATEMENT
------------------------------------

This registration statement contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks inherent in the electric service provider business, including but not limited to loss of licenses, lower sales than forecasted, higher costs than anticipated, intense competition, and other factors set forth in this item and elsewhere in this registration statement.

REVENUES
--------

     General

The primary sources of potential revenue for the Company are the sale of electrical power and the sale of marketing territories to affiliates which agree to sell the Company's electrical power to business and residential customers in those territories. Revenues are recognized as earned. The Company has not yet earned any revenue from the sale of power, and needs capital to purchase power and to implement its marketing program. While the Company has sold two of its marketing territories in California, from which it earned revenue, the marketing Company that purchased the territory has not yet made sales of the Company's power to business or residential users. Furthermore, the sale of marketing territories by the Company will affect the amount of revenue earned by the Company in the future because revenue from the sale of electric power in those territories will be shared by the Company with those marketing companies. The Company expects, however, that its marketing costs may also be reduced because they will be borne by the third party marketing companies.

     Twelve Months Ended December 31, 1998, Compared to Twelve Months Ended
     ----------------------------------------------------------------------
                                December 31, 1997
                                -----------------

Revenues for the twelve month period ended December 31, 1998 were $210,000 as compared to $508 for the twelve month period ended December 31, 1997. The increase in revenues was due primarily to the sale of one territory for $210,000 to a third party marketing entity which has agreed to sell the Company's power in establishing its business as an Electric Service Provider in California. The Company did not have any sales of power during this period. The Company is still a development stage company and comparisons and trends at this time may not be a meaningful indication of the Company's business prospects. In 1998, the Company was primarily focused on shifting its business from oil and gas to establishing itself as an Electric Service Provider in California.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
     ----------------------------------------------------------------------
                                December 31, 1996
                                -----------------

Revenues for the twelve month period ended December 31, 1997 were $508 as compared to $8,951 for the twelve month period ended December 31, 1996. The decrease in revenues was due primarily to the Company's shift during this period from an oil and gas Company to a provider of electric power. During 1997, the Company phased out of the oil and gas business, and had not yet earned any revenue from its electric power business. Due to the fact that the Company is a development stage Company, comparisons and trends at this time may not be a meaningful indication of the Company's business prospects.

Expenses and Income or Loss
---------------------------

     General

The Company's expenses are generally comprised of selling expenses, and general and administrative costs.

      Twelve Months Ended December 31, 1998 Compared to Twelve Months Ended
      ---------------------------------------------------------------------
                                December 31, 1997
                                -----------------

Expenses were $257,999 for the twelve month period ending December 31, 1998 as compared to $3,036 for the twelve month period ending December 31, 1997. Substantially higher expenses in the twelve months ended December 31, 1998 primarily resulted from greater expenditures by the Company to establish its capability to be an Electric Service Provider in California, including but not limited to the costs of obtaining the necessary federal and state licenses. The net loss for the twelve month period ended December 31, 1998 was $53,599 compared to net income of $1,308 for the twelve month period ended December 31, 1997. The significant increase in net loss primarily reflects the costs incurred by the Company to add the infrastructure and management resources to shift the Company's business from oil and gas to provider of electric power in 1998.

      Twelve Months Ended December 31, 1997 Compared To Twelve Months Ended
      ---------------------------------------------------------------------
                                December 31, 1996
                                -----------------

Expenses were $3,036 for the twelve month period ended December 31, 1997 as compared to $37,440 for the twelve month period ended December 31, 1996. The decrease was primarily due to the Company's decision in 1997 to cease its oil and gas operations. Due to the fact that this is a development stage Company which changed its business commencing in 1997 by phasing out of oil and gas and entering into the electric service provider business in 1998, comparisons and trends have not been established. The Company had net income of $1,308 for the twelve month period ended December 31, 1997 compared to a net loss of $1,053,795 for the twelve month period ended December 31, 1996. The large net loss in 1996 was primarily due to the Company's decision to entirely write off its investment in its Kentucky oil and gas properties.

STATEMENT OF CASH FLOWS
-----------------------

      Twelve months Ended December 31, 1998 Compared to Twelve months Ended
      ---------------------------------------------------------------------
                                December 31,1997
                                ----------------

The Company's statement of cash flows for the twelve months ended December 31, 1998 reflects that operating activities during that period utilized cash of $238,905 as compared to $800 of cash provided during the twelve months ended December 31, 1997. The increase in the use of cash flows from operating activities during the twelve months ended December 31, 1998 primarily resulted from a higher net loss for the twelve month period ending December 31, 1998 as compared to the twelve month period ending December 31, 1997. The cash provided by financing activities for the twelve months ended December 31, 1998 was $785,189 as compared to no cash used or provided by financing activities for the twelve month period ending December 31, 1997. The cash used by investing activities for the twelve month period ending December 31, 1998 was $545,664 as compared to $800 provided from investing activities for the twelve months ended December 31, 1997. The significantly higher utilization of cash for investing during 1998 as compared to 1997 primarily reflects the relinquishment by the Company in 1997 of its oil and gas properties to its prior parent Company.

     Twelve Months Ended December 31, 1997, Compared to Twelve Months Ended
     ----------------------------------------------------------------------
                                December 31, 1996
                                -----------------

The Company's statement of cash flows for the twelve month period ended December 31, 1997 reflects that operating activities during that period used cash of $800 as compared to $5,455 used for the twelve month period ended December 31, 1996. The cash provided by financing activities for the twelve month period ended December 31, 1997 and for the twelve month period ended December 31, 1996 was none. The cash provided by investing activities for the period ended December 31, 1997 was $800, as compared to $5,455 for the twelve month period ended December 31, 1996.

GENERAL AND ADMINISTRATIVE EXPENSES
-----------------------------------

General and administrative expenses consist primarily of costs associated with finance and accounting, human resources, management compensation, legal expenses, and office operations. General and administration expenses were insignificant in 1996 and 1997 when the Company was a 100% owned subsidiary and such costs were borne by the parent Company. Such expenses increased to $231,088 for the twelve month period ended December 31, 1998. General and administrative expenses increased in 1998 as a result of the increased number of employees, increased rent, and other general and administrative expenses when the Company was spun-off from its parent Company and focused on establishing its new business as an Electric Service Provider in California. Management intends to implement a new management information system and continue to expand staff in order to support customer growth. As a result, the Company expects general and administrative expenses to increase in the future.

INCOME TAXES
------------

No provision for federal or state income taxes has been recorded because the Company incurred net operating losses through December 31, 1997 and through December 31, 1998. As of December 31, 1998, the Company had net operating loss carryforwards for federal income tax purposes of approximately $53,599. The Tax Reform Act of 1986 includes provisions which limit the net operating loss carryforwards for use in a given year if significant ownership changes have occurred.

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS
-------------------------------------------

The Company's operating results have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future as a result of a variety of factors, many of which are beyond the Company's control. These factors include the availability of capital or financing to fund the Company's operations, the effectiveness of the Company's marketing program and that of its third party marketing companies that have purchased territories, increased competition in the Company's markets and other general economic factors. Due to these factors, the Company is still a development stage Company, and the market price of the Company's Common Stock could be materially and adversely affected.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

The Company does not have adequate capital to fund its business and needs to raise additional capital or financing to purchase power and to implement its marketing program. The Company may not be able to continue as a going concern if it does not obtain additional funds. The Company is currently offering its Common Stock and warrants in a private placement to raise up to $5,000,000, but there is no assurance that the Company will raise any capital from the offering. In addition, the Company is attempting to earn revenue from the sale of exclusive marketing territories to affiliated marketing companies, which have agreed to sell the Company's electric power in those territories. While the sale of these territories can be a source of funding for the Company's operations, there is no assurance that the Company will be able to sell any or enough territories to provide adequate revenues for the Company. Historically, the Company has funded its operations primarily through loans and the private sale of equity securities. The Company's operating activities used net cash of approximately $800 and $238,905 during 1997 and 1998, respectively.

The Company's financing activities have consisted of the private sale of Common Stock and Preferred Stock. From January 1, 1998 through December 31, 1998, the Company raised $663,780 through the private sale of Common and Preferred Stock.

As of December 31, 1997 and December 31, 1998, the Company had cash and cash equivalents of approximately $173 and $620, respectively, and negative working capital of approximately $428,678 at December 31, 1997 as compared to positive working capital of $67,950 at December 31, 1998.

                         ITEM 3. DESCRIPTION OF PROPERTY

The Company currently owns no property. Commencing April 1, 1998, the Company entered into a sublease for approximately 2,100 square feet of office space located at 3660 Wilshire Boulevard, Suite 1104, Los Angeles, California 90010 for its corporate office at a monthly rent of $2,104, plus a pro rata share of building operating expenses. The Company's sublease ends on August 30, 2000. There is currently no affiliation between the sublessor and the sublessee.


HEADQUARTERS
------------

Powersource executive offices are located at 3660 Wilshire Boulevard, Suite 1104, Los Angeles, California. The offices are part of a professional business building suitable for common business activities and adequate for up to 15 employees. The Company has a straight commercial lease agreement for the premises, a copy of which is provided in item 22(8).


      ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the security ownership of the officers and directors of the Company and each person who owns of record, or is known by the Company to own beneficially, more than five percent (5%) of the Company's Common and Preferred Stock.


                        Name and                                                Amount and
                       Address of                                               Nature of
                       Beneficial                                               Beneficial
Title of Class           Owner                                                    Owner            Percent of Class
--------------           -----                                                    -----            ----------------
 Common Stock    Kensington International Holding Corporation (1)
                 Interchange Tower, Suite 1950
                 600 S. Hwy 169
                 Minneapolis, MN 5542.........................................    265,328              5.1%


 Series A        Kensington International Holding Corporation (1)
 Preferred       Interchange Tower, Suite 1950
 Stock (2)       600 S. Hwy 169
                 Minneapolis, MN 5542.........................................      5,350              100%


 Common          German Teiltelbaum (3)
 Stock           4139 Via Marina # 805
                 Marina Del Rey, CA 90292.....................................   1,132,002             21.9%


 Common          Advanced Legal Management Inc.(4)
 Stock           8306 Wilshire Blvd., Suite 634
                 Beverly Hills, CA 90211......................................   1,240,002             24.0%


 Common          Magnum Real Estate, Inc.(5)
 Stock           5052 Elderhall Ave.
                 Lakewood, CA 90712............................................  1,134,001             21.9%

(1) Mark Haggerty, a director of the Company, is the President of Kensington. The Company issued 150,000 Class A Warrants to Kensington to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share, exercisable at any time until February 12, 2001. The shares indicated on the table include the shares issuable upon the exercise of the Class A Warrants.

(2) Each outstanding Share of Preferred Stock is convertible into a share of Common Stock for a price of $10.00 per share at any time until February 15, 2003.

(3) German Teiltelbaum is a director, Chief Financial Officer and Secretary of the Company.

(4) Roman Gordon, is a Chairman of the Board of the Company, is the President of Advanced Legal Management Company, Inc.

(5) Illya Bond, the Chief Executive Officer and a director of the Company, is the President of Magnum Real Estate, Inc.


PRINCIPAL STOCKHOLDER DESCRIPTION
---------------------------------

Advanced Legal Management Company, Inc., A principal stockholder of Powersource, is a consulting and management services firm for small business clients. Advanced Legal Management does not employ any attorneys or provide any legal services for its clients.


SOLE INVESTOR POWER
-------------------

As of the date of this filing, each of the Company's principal stockholders has sole investment power and sole voting power.


                               ITEM 5.  MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

The following table lists the officers and directors of the Company as of May 15, 1999.

       Name                  Age                 Position
       ----                 -----               ----------

    Illya Bond                49        Chief Executive Officer,
                                        and Director

    German Teitelbaum         32        Chief Financial Officer, Secretary,
                                        and Director

    Roman Gordon              48        Chairman of the Board of Directors

    Mark Haggerty             49        Director

    E. Douglas Mitchell       52        President and Director

Illya Bond, age 49, has been the Chief Executive Officer, and a director of the Company since its name change in May 1998. Mr. Bond has over 25 years experience in the investment-banking industry. He has participated in the underwriting of over $1 billion in real estate, alternative energy, and synfuel projects; working through the nation's largest broker/dealer firms, including Merrill Lynch and Dean Witter. Additionally, Mr. Bond assisted in the formation and capitalization of several domestic banks, savings and loans, and insurance companies, taking several of these firms public in the process, through initial public offerings and mergers. Mr. Bond participated in the following energy projects either as corporate developer, sponsor, or general partner: 7MW Photovolatic Solar Power Plant located in Carissa Plains, California; two of the world's largest ethanol generating plants located in the States of Iowa (5,000,000 gallons per month) and Nebraska (10,000,000 gallons per month); and Offshore Insurance Company (domiciled in New Zealand) specializing in property and casualty insurance risks. Mr. Bond received his Bachelors Degree from the University of California, Los Angeles.

German Teitelbaum, age 32, has been the Chief Financial Officer, Secretary, and a director of the Company since its name change in May 1998. Mr. Teitelbaum has over ten years experience in the theoretical foundations of electro-technology and international trades. Prior to joining the Company, Mr. Teitelbaum worked for Hydro Utility Company where he was responsible for applications of the physical foundations of electro-technology and internal combustion engines. He participated in the development of industrial and aviation projects, storage facilities, and marketing organizations. Mr. Teitelbaum graduated from Aerospace University in 1989 and holds a Bachelors Degree in Industrial Economics and Electronics.

Roman Gordon, age 48, has been the Chairman of the Board of Directors of the Company since its name change in May 1998. Mr. Gordon is also the President of Advanced Legal Management, a principal stockholder in the Company. Mr. Gordon has over 15 years combined experience in energy risk management and business management. Mr. Gordon was the Vice-President of Operations for Express Oil Company where he participated in oil market evaluation and environmental compliance. Previously, Mr. Gordon was the Chief Executive Officer of BioSystem, Inc. where he developed and implemented marketing plans and a comprehensive and customized Ayurvedic health program for national and international markets. From 1992 until 1994, Mr. Gordon was an officer of America Pacific Insurance Company where he was responsible for managing an advertising budget, building relationships with surplus line brokers, product development, generation of marketing plans, and growth initiatives. Mr. Gordon has experience in the fields of planning, development, and operations of the bulk power systems, as well as planning and analytical studies. He has performed many duties, including but not limited to management, marketing, training, operations and administration. Mr. Gordon received his bachelor degree in 1974 from Politechnical University in Civil Engineering.

Mark Haggerty, age 49, has been a director of the Company since its name Change in May 1998. Mr. Haggerty has been in the private practice of law since 1973 in the areas of municipal bonds, utilities, securities, and business law. From 1973 through 1985, Mr. Haggerty was a vice president and director of a twelve person law firm. From 1987 through 1993, Mr. Haggerty owned his own firm consulting for Johnson Controls, Bull HN, & Peoples Gas of Chicago on energy and co-generation projects. The energy projects included electrical and gas energy savings programs for customers such as the Chicago Housing Authority and Sara Lee foods. In 1993, Mr. Haggerty became the President of the Kensington, a public energy Company. Since 1995, Mr. Haggerty has been Chairman and Chief Executive Officer of American Gas Corporation, a former subsidiary of Kensington. Mr. Haggerty received his Juris Doctorate from the University of Minnesota Law School in 1973 and his Bachelors of Arts degree from the University of Minnesota in 1970. Mr. Haggerty is licensed as an attorney and has Series 7 and 63 NASD securities license.

E. Douglas Mitchell, age 52, has been the President of the Company since March 1999. He has over twenty years of experience working for electric utility Providers such as Keystone Energy. His experience includes supervising a group of professionals that purchased power supplies for San Diego Gas & Electric and was also a Manager of New Business Development at Enova Energy. He has written and presented several publications on energy and regulatory issues both nationally and internationally. Mr. Mitchell, as a Manager of Regulatory Policy, actively promoted the electric industry to electric utility regulators and legislators in eight western states.

The following table lists the members of the Company's Executive Utility Committee as of May 15, 1999 and key consultants retained by the Company. The Executive Utility Committee is comprised of high level professionals experienced in the power industry, computer industry, legal industry, international business, and engineering who will render advice to the Company from time to time upon the request of the Company's Board of Directors.

           Illya Goldin                                Technical Support
                                                       Supervisor

           Ahmad Moradi                                Computer Service
                                                       Engineer

           Michael Y. Vaiman                           Load Forecasting

Illya Goldin, heads the Company's technical support department. He has over 15 years of experience in the electrical industry and is a licensed electrical contractor in the State of California. Mr. Goldin's responsibilities include the evaluation and provision of metering technology, communication of real time metering information, site diagnostics to identify and prevent service problems, innovative cost-of-service analysis, and power quality monitoring.

Ahmad Moradi, received his Bachelors Degree at Florida Atlantic University (FAU) in engineering and international business. In 1989, he received his Ph.D. in Management Information Systems from LaSalla University in Louisiana. During the past seven years, Dr. Moradi has been a director, officer, and consultant of a several companies. Currently, Dr. Moradi is the President of G4, Inc., a consulting firm, and a director of Dunhil-Medinet-Worldwide, Inc. and several other public companies. He is also the owner and shareholder of several private and public companies.

Michael Y. Vaiman, is the President and principal engineer of V&R Company, an energy systems research Company. Dr. Vaiman has published more than 65 articles devoted to issues of power system stability and control. He has also developed several software applications. Dr. Vaiman received his Masters in Electrical Engineering from Kaunas Polytechnic University in 1961, his Ph.D. in electrical engineering from Moscow University of Transportation Engineering in 1969, and his Doctor of Technical Sciences from St. Petersburg Polytechnic University in 1986.

                                   ----------

In late 1994 two of the directors of Powersource, Mr. Roman Gordon and Mr. Illya Bond, were directors of the Omstrak, Inc. US-Russian Federation Joint Venture asset management fund. Omstrak, Inc. was established for the express purpose of participating in Western European and United States business joint ventures. The joint venture authorized by the Russian Federation issued a property and casualty insurance license to Omstrak for the purposes of conducting insurance and reinsurance on a worldwide basis. The United States subsidiary was in the process of preparing required NAIC (National Association of Insurance Commissioners) qualified capital and surplus documents to be filed with the Department of Insurance for the State of California. The Department of Insurance of the State of California was notified by a prospective Surplus Line Broker that the Company intended to write insurance in the State of California after complete registration and qualification. The Department of Insurance at that point preempted the Company's registration process and immediately forwarded a cease and desist notice to the Company without interviewing any of the Company's officers or directors. Upon receipt of the cease and desist order, the Company immediately filed an ex parte application in Superior Court in San Francisco, California requesting the presiding Judge Stuart R. Pollak to vacate the cease and desist order on the basis that there were no grounds for the order's issuance. The Judge concurred and vacated the cease and desist order on August 26, 1994 (Stamp Order No. 963175). The California Department of Insurance stipulated to the Stay Order which included the following provisions:

"Petitioner, OMSTRAK, a Nevada corporation, is not subject to Respondent's Order to Cease and Desist and Notice of Hearing Under Insurance Code Section 1065.2, dated July 22, 1994. Therefore, OMSTRAK is not precluded from taking all legal steps necessary to qualify or otherwise continue its qualification by the National Association of Securities Dealers to initiate quotations on the OTC Bulletin Board or other comparable quotation medium."

Shortly thereafter the Russian currency was devalued by 25% in a single day of trading and as a result the United States division of the Joint Venture was dissolved and never reactivated. As an officer of the Company Roman Gordon filed a personal bankruptcy petition. The Russian Division remains operational today. No future action was taken or alleged by the Department of Insurance against Mr. Gordon or Mr. Bond.

                         ITEM 6. EXECUTIVE COMPENSATION

No executive officer of the Company has received any compensation from the Company in excess of $100,000 during any fiscal year. Upon the availability of funds, the Company expects to commence paying the following salaries to the Company's executive officers:

                             Executive Compensation
                             ----------------------

         Name                        Position                         Salary
         -------------------------------------------------------------------

    Illya Bond                 Chief Executive Officer               $120,000
    E. Douglas Mitchell        President                             $ 80,000
    German Teitelbaum          Corporate Secretary                   $120,000
    Roman Gordon               Chairman of the Board                 $120,000


Directors receive no cash compensation for their services to the Company as directors, but are reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors, and may receive a cash fee for attending meetings. The Company plans to establish a stock incentive program for the directors, executive officers, employees and key consultants of the Company. The Company anticipates that it will set aside approximately 30% of the issued and outstanding Common Stock of the Company for the stock incentive program.


SALARIES
--------

Three executive officers have been paid salaries in the range of $3,000- $4,000 per month. The salaries are expected to increase as more funds become available. The Company current compensates its execute officer significantly less than the Market rates for persons with similar background, education, and experience. The Company anticipates that as it generates additional revenues or raises additional Operating capital through the offer and sale of securities, or otherwise,, the Company's board of directors will authorize an increase in the compensation paid to the Company's executive officers to comport with the industry standards.


                            ITEM 7. MANAGEMENT STOCK

As part of its independent sales organization incentive program, the Company has authorized 1,000,000 Class C warrant to purchase 1,000,000 shares of the Company's common stock exercisable for a purchase price of $2.50 per share, and exercisable for a period to be determined by the Company's board of directors upon the grant of those warrants. No Class C warrant are currently issued or outstanding. As part of its employee and consultant incentive program, the Company has authorized 1,000,000 Class D warrants of the Company's common stock exercisable for a purchase price of $.10 per share, and exercisable for a period to be determined the warrants are granted. A total of 350,000 Class D warrants are currently issued and outstanding.

The Company anticipates Company securities issued to management in the future will be (1) pursuant to a qualified or non-qualified stock option plan approved and adopted by the Company's board of directors and thereafter approved by the Company's stockholders; or (2) as compensation for deferred or unpaid salary, but only upon a finding by the Company's board of directors that such compensation is fair and reasonable and that the issuance of such securities is in the best interests of the Company.

                          ITEM 8. EMPLOYMENT AGREEMENTS

On March 1, 200, the Company entered into employment contracts with its full-time employees, E. Douglas Mitchell, Illya Bond, Roman Gordon and German Teitelbaum. Such agreements are attached hereto as an exhibit.


                              ITEM 9. FINDER'S FEES

The Company's board of directors has broad power to take any action which the board, in good faith, deems appropriate and in the best interests of the Company. Therefore, the possibility exists that the board of directors will authorize finder's fees to promoters or their affiliates or associates, subject, however, to the various restrictions placed upon related party transactions and transactions with interested officers, directors, and their affiliates.


             ITEM 10. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Powersource has not entered into any business transactions during the past two years with (1) any director or executive officer, (2) any nominee for election as a director, (3) any existing shareholder owning more than 5% of the outstanding Common Stock of the Company, or (4) any member of the immediate family of any officer or director of the Company.


                           ITEM 11. LEGAL PROCEEDINGS

On February 24, 2000, Keystone Energy Services, Inc., filed a complaint against the Company and its President, E. Douglas Mitchell, individually, in Los Angeles Superior Court alleging: (1) fraud; (2) conversion; (3) negligence; (4) misappropriation of trade secrets; and (5) unfair business practices. Keystone based its fraud claim primarily on alleged misrepresentations made by Mr. Mitchell about his qualifications and expertise in the energy field -- misrepresentations which Keystone alleges caused it employ Mitchell as an energy consultant. Keystone based its conversion claim on its allegation that Mr. Mitchell refused to return Keystone's computer trade secrets, and other proprietary information. Keystone based its negligence claim on its allegation that Mr. Mitchell did not perform the duties that he agreed to undertake on Keystone's behalf with the care required of an expert in the energy field. Keystone brought its claim of misappropriation of trade secrets against both Mitchell and the Company. Keystone based this claim on its allegation that Mr. Mitchell obtained Keystone trade secrets while working for it and used the information for his personal benefit as well as for the benefit of the Company. Keystone also brought its claim of unfair business practices against both Mr. Mitchell and our company. Keystone based this claim on its allegation that Mr. Mitchell use of Keystone's confidential and proprietary information while working for the company allowed both defendants to compete unfairly with Keystone in the nationwide power markets. The company has engaged counsel and intends to vigorously defend the Keystone action.

To the best of the Company's knowledge, none of the other directors, officers, affiliates or any owner of more than 5% of any class of voting securities of the Company, is a party adverse to the Company or has a material interest adverse to the Company.


        ITEM 12. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

On May 20, 1999, the Company's Common Stock was approved by the National Association of Securities Dealers for trading on the "pink sheets" on an un-quoted basis. There has been no history of public trading of the Company's Common Stock to date.

Kensington International Holding Corporation ("Kensington") owns 5,350 shares of Series A Preferred Stock in the Company which is convertible into 53,500 shares of the Company's Common Stock at any time until February 2000 at a price of $10.00 per share. Kensington also owns 150,000 Class A Warrants to purchase 150,000 shares of the Company's Common Stock for a purchase price of $.10 per share exercisable at any time until February 12, 2001.

The Company has authorized 1,000,000 Class D Warrants as part of its employee and consultant incentive program. These Class D Warrants to purchase the Company's Common Stock are exercisable for a purchase price of $.10 per share. A total of 350,000 Class D Warrants are issued and outstanding.

In addition, the shareholders of Kensington have a total of 169,157 options to purchase 169,157 shares of the Company's Common Stock at $2.50 per share. These options are exercisable at any time until July 1, 1999. To date the shareholders have exercised 42,479 options to purchase 42,479 shares of the Company's Common Stock.

Currently 163,633 shares of the Company's Common Stock owned by the principal stockholders and 42,479 shares of the Company's Common Stock owned by Kensington shareholders can be sold pursuant to Rule 144 of the Securities Act. The Company has not agreed to register any outstanding shares of its Common or Preferred Stock. There are approximately 220 holders of record of the Company's Common Stock. The Company has not declared or paid any cash dividends and does not intend to pay cash dividends in the foreseeable future on shares of its Common Stock. Cash dividends, if any, that may be paid in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of the Company, based upon the Board's assessment of the financial condition of the Company, its earnings, its need for funds, the effect of outstanding Preferred Stock, to the extent the Preferred Stock has a prior claim to dividends, and other factors including any applicable laws. The Company is not currently a party to any agreement restricting the payment of dividends.


                            ITEM 13. TRADING MARKET

Powersource currently has no plans, proposals, arrangements or understandings with any person relating to the development of a trading market in any of the Company's securities, other than being allowed to trade on pink-sheets by the National Association of Securities Dealers.


                ITEM 14. RECENT SALES OF UNREGISTERED SECURITIES

The Company sold Common Stock through the use of a Private Placement Offering Memorandum ("PPOM") pursuant to Rule 506 of the Securities Act of 1933, as amended, to raise up to $5,000,000 in capital (the "Offering"). Under the terms of the PPOM, the Company offered 1,000 units consisting of an aggregate of 2,000,000 shares of Common Stock and 1,000,000 Common Stock purchase warrants. Each unit consists of 2,000 shares of Common Stock at $2.50 per share and 1,000 Class B warrants exercisable at $3.50 per Share at any time until December 31,1999.

In January 1999, the underwriting agreement with Nexcore Capital was terminated. The Company subsequently extended the term of the private placement and resumed the Offering commencing on February 5, 1999. In September 1999. the Company signed an underwriting agreement with RH Investment Corporation, included as an
Exhibit in Item 22(4).

On December 31, 1999, the Offering was terminated. The Offering ultimately resulted in the sale of 40,400 shares of common stock of the Company, thereby raising $101,000 in proceeds to the Company. A copy of the PPOM is provided as an exhibit in item 22(5).


                              RECENT SECURITY SALES
                              ---------------------


                               ITEM 15. EXEMPTION

The Company's private placement offering is exempted under Regulation D and is reserved only for accredited investors. All such investors received a private placement offering memorandum along with information about requirements to qualify as accredited investors. Recent sales of the Company's securities were under the 506 regulation D exemption and included the following investors:


          --------------------------------     ------     --------     --------
          SHAREHOLDER NAME ............        number       amount        date
                                             of shares       paid      purchased
          ---------------------------------    ------     --------     --------
          ELIZABETH MANGHAM HAUGEN ........     2,000     $  5,000     10/08/98

          KEVIN BOYLE .....................     6,000     $ 15,000     09/29/98

          STEPHEN ZUKERMAN ................     2,000     $  5,000     11/20/98

          KENNETH SHOWALTER ...............     2,000     $  5,000     11/30/98

          BILL RUSSELL ....................     2,000     $  5,000     12/16/98

          GARY GLASBAND ...................     6,000     $ 15,000     11/25/98

          KIRAN KAMDAR ....................    10,000     $ 25,000     04/23/99

          ADITYA RAMAN ....................       400     $  1,000     04/23/99

          BERNARD KEGAN ...................    10,000     $ 25,000     06/25/99
                                               -------    ---------
          TOTAL ...........................    40,400     $101,000
                                               =======    =========

                       ITEM 16. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.001 per share, of which 7,073,297 are issued and outstanding, and 100,000 shares of Preferred Stock, par value $100 per share, of which 5,350 are issued and outstanding.

Common Stock
------------

The Company is authorized to issue 50,000,000 shares of Common Stock, par Value $0.001 per share. Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. Holders of the Common Stock are entitled to one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the Common Stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders.

The vote of the holders of a majority of Common Stock present at such a meeting will decide any question brought before such meeting, except for certain actions such as amendments to the Company's Articles of Incorporation, mergers or dissolutions which require the vote of the holders of a majority of the outstanding Common Stock. Upon liquidation or dissolution, the holder of each outstanding share of Common Stock will be entitled to share equally in the assets of the Company legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of Common Stock do not have any preemptive, subscription or redemption rights. The holders of the Common Stock do not have cumulative voting rights. All outstanding shares of Common Stock are fully paid and nonassessable. The holders of the Common Stock do not have any registration rights with respect to the stock.

Warrants
--------

The Units include a total of 1,000,000 Class B Warrants to purchase 1,000,000 shares of the Company's Common Stock for a purchase price of $3.50 per share, exercisable at any time until December 31, 1999. The warrants include customary anti-dilution provisions providing for price and amount adjustments in the event of stock splits, reverse stock splits, recapitalizations, stock dividends and similar transactions. No adjustments are made for the issuance of additional shares of capital stock by the Company.

The Company has also authorized four other classes of warrants: The Company issued 150,000 Class A Warrants to Kensington International Holding Corporation ("Kensington") to purchase 150,000 shares of the Company's Common Stock for a purchase price of $0.10 per share, exercisable at any time until February 12, 2001. As part of its independent sales organization incentive program, the Company has authorized 1,000,000 Class C Warrants to purchase 1,000,000 shares of the Company's Common Stock exercisable for a purchase price of $2.50 per share, exercisable for a period to be determined by the Company's Board of Directors upon the grant of those warrants. No Class C Warrants are currently issued or outstanding. As part of its employee and consultant incentive program, the Company has authorized 1,000,000 Class D Warrants of the Company's Common Stock exercisable for a purchase price of $0.10 per share, exercisable for a period to be determined when the warrants are granted. A total of 350,000 Class D Warrants are currently issued and outstanding, exercisable at any time until December 31, 2001. The Company has also authorized 400,000 Class E Warrants of the Company's Common Stock exercisable for a purchase price of $3.50 per share, and exercisable for a period of five years from the date of issuance. No Class E Warrants are currently issued or outstanding. In addition, the Kensington shareholders have 169,157 options to purchase stock at $2.50 per share, exercisable at any time until July 1,1999. To date, the Kensington shareholders have exercised 42,479 options.

PREFERRED STOCK
---------------

The Company is authorized to issue 100,000 shares of Series A Preferred Stock, par value $100 per share, having such rights, preferences and privileges, and issued in such series, as are determined by the Company's Board of Directors. To date, 5,350 shares of Preferred Stock are issued and outstanding, which are held by Kensington International Holding Corporation. Each outstanding share of Series A Convertible Preferred Stock had an original purchase price and has a liquidation preference of $100. Each outstanding share of Preferred Stock is convertible into ten shares of Common Stock at a price of $10.00 per share at any time until February 2003. Accordingly, if all 5,350 shares of Series A Convertible Preferred Stock were converted, a total of 53,500 shares of Common Stock would be issued to Kensington. All shares of Common Stock, when issued and fully paid upon the conversion of the Preferred Stock, would be non-assessable and would not be subject to redemption or conversion, nor would they have conversion rights. The preferred shares have no voting power, unless converted into common shares.


               ITEM 17. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law and the Company's Articles of Incorporation, the Company's directors will have no personal liability to the Company or its stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence. The effect of this provision in the Company's Articles of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholder's derivative suits on behalf of the Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Articles of Incorporation provide that if Nevada law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. The Company's Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

The Company intends to enter into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of the Company, arising out of such person's services as a director or officer of the Company, any subsidiary of the Company or any other Company or enterprise to which the person provides services at the request of the Company. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                    ITEM 18.

                                    PART F/S
                                    --------

                    FINANCIAL STATEMENTS AND SUPPLEMENT DATA

Data Schedule EX-27 Article UT, appear at the end of this Registration under "ITEM 22(13) FINANCIAL STATEMENTS AND EXHIBITS."



                                   ---------

                          INDEX TO FINANCIAL STATEMENTS

                                                                        Page
                                                                       Number
                                                                    ------------
Financial Statements - Year Ended December 31, 1998 and 1997

     Independent Auditors' Report                                        F-2
     Balance Sheets                                                      F-3
     Statements of Operations                                            F-4
     Statements of Changes in Stockholders' Equity (Deficit)             F-5
     Statements of Cash Flows                                            F-6
     Notes to Financial Statements                                   F-7 - F-9

Financial Statements (Unaudited) - Nine Months Ended
 September 30, 1999

     Balance Sheet                                                       F-10
     Statement of Operations                                             F-11
     Statement of Changes in Stockholders' Equity (Deficit)              F-12
     Statement of Cash Flows                                             F-13
     Notes to Financial Statements                                   F-14 - F-16

                          Independent Auditors' Report




To the Board of Directors and Stockholders of Powersource Corporation
Los Angeles, California


We have audited the accompanying balance sheets of PowerSource Corporation as of December 31, 1998 and 1997, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PowerSource Corporation as of December 31, 1998 and 1997, and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a net operating loss of $542,043 in 1998 and has had limited revenues to date. As a result of these and other factors, there is substantial doubt as to the Company's ability to continue as a going concern. Management's plans with regard to these matters are discussed in Note 8 to the financial statements.

                                   /S/ Bandari & Associates
                                       An Accountancy Corporation

Los Angeles, California
March 5, 1999

                             POWERSOURCE CORPORATION

                                 Balance Sheets

                                     Assets

                                                                                         December 31,
                                                                                ----------------------------
                                                                                     1998           1997
                                                                                -------------   ------------
Current assets
      Cash                                                                      $        620    $         -
                                                                                -------------   ------------
                      Total current assets                                               620              -
                                                                                -------------   ------------

Property and equipment, net                                                            8,640              -
                                                                                -------------   ------------
Other assets
      Investment in oil and gas properties                                            13,375              -
                                                                                -------------   ------------

Total assets                                                                    $     22,635    $         -
                                                                                =============   ============
                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities
      Accounts payable                                                          $     36,028    $         -
      Payroll tax payable                                                                542              -
      Income taxes payable                                                               800              -
      Interest payable                                                                 5,600              -
      Notes payable                                                                   90,000              -
                                                                                -------------   ------------
                      Total current liabilities                                      132,970              -
                                                                                -------------   ------------

Deferred revenue                                                                      10,500              -
                                                                                -------------   ------------
Stockholders' equity (deficit)
      Preferred stock, par value $100
       5,350 shares issued and outstanding                                            13,375              -
      Common stock, par value $.001, 50,000,000 shares
       authorized, 5,408,161 and 1,356,000 shares issued
       and outstanding in 1998 and 1997, respectively                                  5,408          1,356
      Paid-in capital in excess of par value                                         403,781              -
      Accumulated deficit                                                           (543,399)        (1,356)
                                                                                -------------   ------------
                      Total stockholders' equity (deficit)                          (120,835)             -
                                                                                -------------   ------------

Total liabilities and stockholders' equity (deficit)                            $     22,635    $         -
                                                                                =============   ============


See notes to financial statements

                             POWERSOURCE CORPORATION

                            Statements of Operations


                                                                        Years Ended
                                                                        December 31,
                                                               ----------------------------
                                                                    1998           1997
                                                               -------------   ------------
Revenues
     Net sales                                                 $          -    $     3,544
     Cost of sales                                                        -          3,036
                                                               -------------   ------------
                  Gross margin                                            -            508
                                                               -------------   ------------
Expenses
     Selling expenses                                                26,911              -
     General and administrative expenses                            508,732              -
                                                               -------------   ------------
                  Total expenses                                    535,643              -
                                                               -------------   ------------

Income (loss) from operations                                      (535,643)           508

Other income (expense)
     Gain on sales of equipment                                           -            800
     Interest expense                                                (5,600)             -
                                                               -------------   ------------

Income (loss) before provision for income taxes                    (541,243)         1,308

Provision for income taxes                                              800              -
                                                               -------------   ------------

Net income (loss)                                              $   (542,043)   $     1,308
                                                               =============   ============

Earnings (loss) per common share                               $      (.150)   $      .001
                                                               =============   ============

Weighted average shares outstanding                               3,625,217      1,356,000
                                                               =============   ============


See notes to financial statements


                                            POWERSOURCE CORPORATION

                            Statements of Changes in Stockholders' Equity (Deficit)


                                                                               Paid-in
                                                      Common Stock            Capital in
                               Preferred     -----------------------------     Excess of     Accumulated
                                 Stock           Shares           Amount          Par          Deficit          Total
                             -------------   -------------   -------------   -------------   -------------   ------------
Balance January 1, 1997      $          -       1,356,000    $      1,356    $  1,268,475    $ (1,698,336)   $   (428,505)

Effect of reorganization                -               -               -      (1,268,475)      1,695,672         427,197

Net income                              -               -               -               -           1,308           1,308
                             -------------   -------------   -------------   -------------   -------------   -------------

Balance on
 December 31, 1997                      -       1,356,000           1,356               -          (1,356)              -

Founders' shares
 issued for cash                        -       3,642,004           3,642               -               -           3,642

Issuance of shares
 pursuant to reorganization
 agreement                              -         169,157             169          42,310               -          42,479

Issuance of 5,350
 preferred shares
 pursuant to
 reorganization
 agreement                         13,375               -               -               -               -          13,375

Sale of shares
 for cash                               -         241,000             241          86,471               -          86,712

Donated services                        -               -               -         275,000               -         275,000

Net loss                                -               -               -               -        (542,043)       (542,043)
                             -------------   -------------   -------------   -------------   -------------   -------------

Balance on
 December 31, 1998           $     13,375       5,408,161    $      5,408    $    403,781    $   (543,399)   $   (120,835)
                             =============   =============   =============   =============   =============   =============


See notes to financial statements

                             POWERSOURCE CORPORATION

                             Statement of Cash Flows


                                                                                          Years Ended
                                                                                          December 31,
                                                                                ----------------------------
                                                                                     1998           1997
                                                                                -------------   ------------
Cash flows from operating activities
     Net income (loss)                                                          $   (542,043)   $     1,308
     Adjustments to reconcile net income (loss) to net cash
      provide (used) by operating activities
         Depreciation and amortization                                                 2,024              -
         Gain on sale of equipment                                                         -           (800)
         Donated services                                                            275,000              -
         Changes in operating assets and liabilities
              Accounts payable                                                        36,028              -
              Payroll tax payable                                                        542              -
              Income taxes payable                                                       800              -
              Interest payable                                                         5,600              -
              Deferred revenue                                                        10,500              -
                                                                                -------------   ------------
                  Net cash provided (used) by operating activities                  (211,549)           508
                                                                                -------------   ------------

Cash flows from investing activities
     Acquisition of assets                                                           (10,664)             -
                                                                                -------------   ------------
                  Cash used by investing activities                                  (10,664)             -
                                                                                -------------   ------------

Cash flows from financing activities
     Proceeds from notes payable                                                      90,000              -
     Issuance of common stock                                                        132,833              -
                                                                                -------------   ------------
                  Cash provided by financing activities                              222,833              -
                                                                                -------------   ------------

Net increase in cash                                                                     620            508

Cash - beginning of the year                                                               -           (508)
                                                                                -------------   ------------

Cash - end of year                                                              $        620    $         -
                                                                                =============   ============

Supplementary disclosure of non-cash financing and investing activity:
     In 1998, the Company issued 5,350 shares of its convertible preferred stock, valued at $13,375, in exchange for certain oil and gas properties (see note 4).


See notes to financial statements

                             POWERSOURCE CORPORATION

                          Notes to Financial Statements
                                December 31, 1998


Note 1 - Summary of significant accounting policies
---------------------------------------------------

Reporting entity
----------------

PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is a registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

Use of estimates
----------------

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property and equipment
----------------------

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

             Machinery and equipment                   5 - 15 years
             Furniture and fixtures                         7 years

Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

Revenue from sales of marketing territories
-------------------------------------------

PowerSource contracts with independent agents to sell exclusive marketing Districts Within California. These territories provide either $210,000 or $230,000 of investor Funds to the Company for each District sold depending on the agreement with the Particular agent. All costs associated with the marketing of these exclusive Districts Are the responsibility of the agents.

Revenue from sales of marketing territories is deferred until such time as the specified purchase price is received and any options to exchange interests in the related limited liability partnerships for equity interests in the Company have expired or have been waived by the option holder.

Income taxes
------------

The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

Earnings per share
------------------

Earnings per share is calculated using the weighted outstanding common shares and equivalents during the period. Common share equivalents are not included in the calculation for periods where losses are incurred as the effect would be antidilutive.

                             POWERSOURCE CORPORATION

                                December 31, 1998


Note 1 - Summary of significant accounting policies (continued)
---------------------------------------------------------------

Donated services
----------------

Included in general and administrative expenses for 1998 is a charge of $275,000 representing the reasonable value of services donated to the Company by its four officers from May through December.

Note 2 - Letter of credit
-------------------------

As a requirement to provide electricity, Senator Associates Ltd., (a Hungarian Corporation) on behalf of the Company executed, and delivered, without charge to the Company, a Letter of Credit in the sum of $26,000 to be placed with Bankers Trust, (a U.S. bank), as trustee for the benefit of Automated Power Exchange Inc. This amount is used to recover for any unpaid balance in the event that the Company defaults in its payment. This amount cannot be drawn as long as the Company is in business with Automated Power Exchange Inc.

Note 3 - Property and equipment
-------------------------------

Property and equipment consist of the following:

            Furniture and fixtures                                $       1,906
            Office equipment                                              8,758
                                                                  --------------
                                                                         10,664
            Less: Accumulated depreciation                               (2,024)
                                                                  --------------

                                                                  $       8,640
                                                                  ==============

Note 4 - Investment in oil and gas properties
---------------------------------------------

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly-owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington"), a fully reporting public Company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stock) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share.

On May 12, 1998, American Gas Corporation's name was changed to PowerSource Corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties of $13,375 based upon the fair value of the preferred shares issued to Kensington.

Realization of the Company's investment in the oil and gas properties is contingent upon the Company's investment of about $100,000 as stated below in note 7, commitments. The Company has not invested any funds and has not entered into any contract for the proposed improvement.

Note 5 - Common stock warrants
------------------------------

PowerSource Corporation has a total of four classes of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expire anywhere from 60 days from the date of issue through July 1, 1999.

                             POWERSOURCE CORPORATION

                                December 31, 1998


Note 6 - Notes payable
----------------------

Notes payable as of December 31, 1998 consisted of the following:

            Note payable to Senator Associates, Ltd. is
             unsecured with interest at 7%, all interest
             and principal due on September 10, 1999              $      80,000

            Note payable to German Teitelbaum is
             unsecured and noninterest bearing                           10,000
                                                                  --------------
            Principal due on August 1, 1999                       $      90,000
                                                                  ==============

Note 7 - Commitments
--------------------

Management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline. The Company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of December 31, 1998, are as follows:

            Year Ending
            December 31,
           --------------

               1999                                               $      25,248
               2000                                                       6,312
                                                                  --------------

                                                                  $      31,560
                                                                  ==============

Note 8 - Going concern
----------------------

As shown in the accompanying financial statements, the Company incurred a net loss of $542,043 for the year ended December 31, 1998. Although the Company is attempting to generate sales, there is substantial doubt as to the Company's ability to continue as a going concern.

As of March 5, 1999, the commitments described in note 7 have not been fulfilled.

                             POWERSOURCE CORPORATION

                                  Balance Sheet
                               September 30, 1999
                                   (Unaudited)

                                     Assets
Current assets
     Cash                                                           $     2,337
     Other receivable                                                       365
                                                                    ------------
                  Total current assets                                    2,702
                                                                    ------------

Property and equipment, net                                              62,424
                                                                    ------------

Other assets
     Investment in oil and gas properties                                13,375
                                                                    ------------

Total assets                                                        $    78,501
                                                                    ============

                 Liabilities and Stockholders' Equity (Deficit)

Current liabilities
     Accounts payable                                               $    34,105
     Payroll tax payable                                                  1,152
     Interest payable                                                     9,800
     Loan payable                                                           500
     Notes payable                                                       67,700
     Current portion of capitalized lease obligation                     14,384
                                                                    ------------
                  Total current liabilities                             127,641
                                                                    ------------

Capitalized lease obligation, net of current portion                     42,292
                                                                    ------------

Deferred revenue                                                        310,740
                                                                    ------------
Stockholders' equity (deficit)
     Preferred stock, par value $100
      5,350 shares issued and outstanding                                13,375
     Common stock, par value $.001, 50,000,000 shares
      authorized, 5,480,761 shares issued and outstanding                 5,480
     Paid-in capital in excess of par value                             806,633
     Accumulated deficit                                             (1,227,660)
                                                                    ------------
                  Total stockholders' equity (deficit)                 (402,172)
                                                                    ------------

Total liabilities and stockholders' equity (deficit)                $    78,501
                                                                    ============


See notes to financial statements

                             POWERSOURCE CORPORATION

                             Statement of Operations
                      Nine Months Ended September 30, 1999
                                   (Unaudited)

Revenues
     Net sales                                                      $         -
     Cost of sales                                                            -
                                                                    ------------
                  Gross margin                                                -
                                                                    ------------

Expenses
     Selling expenses                                                    32,413
     General and administrative expenses                                642,774
                                                                    ------------
                                                                        675,187
                                                                    ------------

Loss from operations                                                   (675,187)

Interest expense                                                          8,274
                                                                    ------------

Loss before provision for income taxes                                 (683,461)

Provision for income taxes                                                  800
                                                                    ------------

Net loss                                                            $  (684,261)
                                                                    ============

Net loss per common share                                           $     (.126)
                                                                    ============

Weighted average shares outstanding                                   5,444,461
                                                                    ============



See notes to financial statements


                                            POWERSOURCE CORPORATION

                            Statements of Changes in Stockholders' Equity (Deficit)
                                     Nine Months Ended September 30, 1999
                                                  (Unaudited)


                                                                               Paid-in
                                                      Common Stock            Capital in
                               Preferred     -----------------------------     Excess of     Accumulated
                                 Stock           Shares           Amount          Par          Deficit          Total
                             -------------   -------------   -------------   -------------   -------------   ------------
Balance on
 January 1, 1999             $     13,375       5,408,161    $      5,408    $    403,781    $   (543,399)   $  (120,835)

Sale of shares
 for cash                               -          72,600              72         140,265               -        140,337

Donated services                        -               -               -         262,587               -        262,587

Net loss                                -               -               -               -        (684,261)      (684,261)
                             -------------   -------------   -------------   -------------   -------------   ------------

Balance on
 September 30, 1999          $     13,375       5,480,761    $      5,480    $    806,633    $ (1,227,660)   $  (402,172)
                             =============   =============   =============   =============   =============   ============


See notes to financial statements

                             POWERSOURCE CORPORATION

                             Statement of Cash Flows
                      Nine Months Ended September 30, 1999
                                   (Unaudited)

Cash flows from operating activities
     Net loss                                                       $  (684,261)
     Adjustments to reconcile net loss to net cash
      used by operating activities
         Depreciation                                                    11,114
         Donated services                                               262,587
         Changes in operating assets and liabilities
              Other receivables                                            (365)
              Accounts payable                                           (1,923)
              Payroll tax payable                                           610
              Income taxes payable                                         (800)
              Interest payable                                            4,200
              Deferred revenue                                          300,240
                                                                    ------------
                  Net cash used by operating activities                (108,598)
                                                                    ------------

Cash flows from financing activities
     Repayment of notes payable and capitalized
       lease obligations                                                (30,522)
     Proceeds from loan payable                                             500
     Issuance of common stock                                           140,337
                                                                    ------------
                  Net cash provided by financing activities             110,315
                                                                    ------------

Net increase in cash                                                      1,717

Cash - beginning of period                                                  620
                                                                    ------------

Cash - end of period                                                $     2,337
                                                                    ============

Supplementary disclosures:
     Cash paid for interest                                         $     4,024
                                                                    ============

     Cash paid for income taxes                                     $       800
                                                                    ============

     Non-cash financing and investing activity: In March 1999, the Company entered into a capitalized lease obligation for $65,975.


See notes to financial statements

                             POWERSOURCE CORPORATION

                          Notes to Financial Statements
                               September 30, 1999
                                   (Unaudited)


Note 1 - Summary of significant accounting policies
---------------------------------------------------

Reporting entity
----------------

PowerSource Corporation (a Nevada Corporation), formerly known as American Gas Corporation, was originally formed in March of 1990. PowerSource Corporation is a registered electric service provider and through the assistance of certain other companies, has procured permits to provide electric service to residential, commercial and industrial customers located in the state of California.

Use of estimates
----------------

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Property and equipment
----------------------

Property and equipment are stated at cost. Depreciation is provided principally on the straight-line method over cost recovery periods prescribed by Internal Revenue Service, which approximated the useful lives of the assets. The estimated useful lives are as follows:

            Machinery and equipment                     5 - 15 years
            Furniture and fixtures                           7 years

Expenditures for maintenance and repairs are charged to operations as incurred, while renewals and betterment are capitalized.

Revenue from sales of marketing territories
-------------------------------------------

Revenue from sales of marketing territories is deferred until such time as the specified purchase price is received and any options to exchange interests in the related limited liability partnerships for equity interests in the Company have expired or have been waived by the option holder.

Income taxes
------------

The Company recognizes the tax effect of transactions in the year in which such transactions enter into determination of net income regardless of when they are reported for tax purposes. The Company has adopted Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) in computing deferred income taxes. Deferred income taxes, when shown, result primarily from different depreciation methods for book and tax purposes.

Earnings per share
------------------

Earnings per share is calculated using the weighted outstanding common shares and equivalents during the period. Common share equivalents are not included in the calculation for periods where losses are incurred as the effect would be anti-dilutive.

Results of Operations
---------------------

Nine Months Ended September 30, 1999

Revenues were $0 through this period. The Company began its first sale of electricity beginning September 1, 1999. Expenses accrued during this period totaled $675,187. This resulted in a net loss of $684,261 or ($0.126) per common share. The primary increase in general and administrative expenses during this period represented a one-time expenditure for activities involving attracting new investors.

Expenditures for capital equipment increased during this period due to the acquisition (and resulting lease obligation) of a computer network and associated software to build an operating system to accommodate growth in new customers.

Years Ended December 31, 1998 and 1997

Revenues for all of 1998 were $0. Some revenues were recorded for 1997 from the operation of the Company when it was still incorporated as American Gas Corporation. These revenues are currently insignificant to the Company and its new line of business. Net losses in 1998 totaled $542,043 or ($0.150) per common share.

Liquidity and Capital Resources
-------------------------------

The Company continues to experience adverse operational cash flows. Until revenues from operations can support overhead expenses, the Company is dependent on investor funds to cover operating expenses.

On September 9, 1999, a bond in the amount of $150,000 was obtained from Frontier Pacific insurance Company. This bond relieves the Company from providing these required funds from other sources of capital, including funds from investors. Also, the Company has received a line a credit from Prestige Capital in the amount of $3,000,000. These funds will be made available at a rate of 70% of independently-verified accounts receivable. The remaining 30% of funds needed for operations must be obtained from investors until sufficient operating reserves become available.

While the extension of credit to the Company helps reduce the need for outside investor funds, the continued need for these funds has caused management to seek a financially secure business partner. The Company anticipates that such a partner, if one is found, would ultimately own a substantial portion of the Company.

The Company expects to obtain sufficient working capital within the ensuing 12 month period but recognizes that the continued supply of funds is uncertain. The management of the Company continues to compensate for any shortfall in working capital by either donating their time or deferring salaries to continue corporate operations.

                             POWERSOURCE CORPORATION

                               September 30, 1999
                                   (Unaudited)


Note 1 - Summary of significant accounting policies (continued)
---------------------------------------------------------------

Donated services
----------------

Included in general and administrative expenses is a charge of $262,587 representing the reasonable value of services donated to the Company by its four officers in excess of amounts paid or payable to them for the nine months ended September 30, 1999.

Note 2 - Property and equipment
-------------------------------

Property and equipment consist of the following:

            Furniture and fixtures                                $       1,906
            Office equipment (includes asset under
            capitalized lease)                                           73,656
                                                                  --------------
                                                                         75,562
            Less: Accumulated depreciation                              (13,138)
                                                                  --------------
                                                                  $      62,424
                                                                  ==============

Note 3 - Investment in oil and gas properties
---------------------------------------------

In February 1998, PowerSource Ltd. (a Nevada Corporation) entered into a plan of reorganization with American Gas Corporation (a Nevada Corporation), then a wholly-owned subsidiary of Kensington International Holding Corporation AKA The Kensington Company, Inc. (a Minnesota Corporation and referred to hereinafter as "Kensington"), a fully reporting public Company. Kensington retained fifteen (15%) percent (200,000 shares of the then issued common stock) and was granted 5,350 shares of American Gas Corporation's series A, $100 par value, preferred stock. The series A preferred stock is convertible to common stock, in five years, at $10 per share.

On May 12, 1998, American Gas Corporation's name was changed to PowerSource Corporation and became the Company. The acquisition was accounted for under the purchase method of accounting. As of the date of acquisition, the Company has recorded an investment in oil and gas properties of $13,375 based upon the fair value of the preferred shares issued to Kensington.

Realization of the Company's investment in the oil and gas properties is contingent upon the Company's investment of about $100,000 as stated below in note 7, commitments. The Company has not invested any funds and has not entered into any contract for the proposed improvement.

Note 4 - Common stock warrants
------------------------------

PowerSource Corporation has a total of four classes of common stock warrants. The warrants range in exercise prices from $.10 per share to $6.50 per share and expired anywhere from 60 days from the date of issue through July 1, 1999.

Note 5 - Notes payable
----------------------

Notes payable as of September 30, 1999 consisted of the following:

            Note payable to Senator Associates, Ltd. is
             unsecured with interest at 7%, all interest
             and principal due on September 10, 1999.  In
             March 2000, the note was converted to equity         $      67,700
                                                                  --------------

                             POWERSOURCE CORPORATION

                               September 30, 1999
                                   (Unaudited)



Note 6 - Capitalized lease obligation
-------------------------------------

Capitalized lease obligation for computer equipment as of September 30, 1999 consisted of the following:

Future minimum lease payments
-----------------------------

                  Year Ending
                  December 31,                                       Amount
                  ------------                                    --------------
                     1999                                         $       3,548
                     2000                                                21,289
                     2001                                                21,289
                     2002                                                21,289
                     2003                                                 3,548
                                                                  --------------

                  Total future minimum lease payments                    70,963
                  Less amount representing interest                      14,287
                                                                  --------------

                  Present value of future minimum lease
                   payments                                              56,676
                  Less: current portion                                  14,384
                                                                  --------------

                  Long-term portion                               $      42,292
                                                                  ==============

Note 7 - Commitments
--------------------

Management has committed to invest an estimated amount of $100,000 on the Rosewood gas field to bring the lease and easement current, clean and repair the wells and pipelines, install a new compressor and reconnect to the Texas Gas Pipeline. The Company currently pays $2,104 per month. The lease, including options, extends through March 31, 2000.

Future minimum payments under the lease as of December 31, 1998, are as follows:

                  Year Ending
                  December 31,
                  ------------
                     1999                                         $      25,248
                     2000                                                 6,312
                                                                  --------------

                                                                  $      31,560
                                                                  ==============

Note 8 - Going concern
----------------------

The Company incurred a net loss of $684,261 for the nine months ended September 30, 1999, and a net loss of $542,043 for the year ended December 31, 1998. Although the Company is attempting to generate sales, there is substantial doubt as to the Company's ability to continue as a going concern.

As of March 5, 2000, the commitments described in note 7 have not been fulfilled.